Exhibit No. 12

RATIO OF EARNINGS TO FIXED CHARGES
12 Months Ended Dec. 31, 1999

(In thousands)

Earnings
Income before interest expense	35,785

Add:
Income tax items	12,268
Income tax on other income	1,175
Amortization of debt discount, premium expense	317
Allowance for funds used during construction - borrowed funds	155
Interest on rentals	918
Total earnings before interest and taxes	50,618

Fixed Charges
Interest on long-term debt	11,500
Other interest	694
Amortization of debt discount, premium expense	317
Interest on rentals	918
Total fixed charges	13,429

Ratio of Earnings to Fixed Charges	3.77